UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

XPO LOGISTICS, INC.
(Name of Issuer)
COMMON STOCK, Par Value $0.001 Per Share
(Title of Class of Securities)
30217Q 207
(CUSIP Number)
Jacobs Private Equity, LLC
Bradley S. Jacobs
350 Round Hill Road
Greenwich, CT 06831
Tel: 203-413-4000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 2, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No.	30217Q 207	Page	1	of	2

1	NAMES OF REPORTING PERSONS Jacobs Private Equity, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		19,285,714[1]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,285,714

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,285,714

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.0%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

[1]	Represents (i) 67,500 shares of Preferred Stock (as defined below), which are initially convertible into an aggregate of 9,642,857 Shares (as defined below), and (ii) 9,642,857 Warrants (as defined below) initially exercisable for an aggregate of 9,642,857 Shares at an exercise price of $7.00 per Share.

[2]	Calculated based on 33,011,561 Shares outstanding as of August 15, 2011, as reported by the Company (as defined below) in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011, and as adjusted for a 4-for-1 reverse stock split effected on September 2, 2011, resulting in a total of 8,252,890 Shares plus 19,285,714 Shares issuable upon conversion of Preferred Stock and exercise of Warrants by the Reporting Parties.

CUSIP No.	30217Q 207	Page	2	of	2

1	NAMES OF REPORTING PERSONS Bradley S. Jacobs

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		19,285,714[3]

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		19,285,714

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

19,285,714

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

70.0%[4]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

[3]	Bradley S. Jacobs has indirect beneficial ownership of such Shares as a result of being the Managing Member of JPE.

[4]	See Footnote 2.

     This Amendment No. 1 amends and restates the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2011 in its entirety.

Item 1.	Security and Issuer
     The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Shares”), of XPO Logistics, Inc. (formerly Express-1 Expedited Solutions, Inc.) (the “Company”). The principal executive offices of the Company are located at 429 Post Road, Buchanan, Michigan 49107.

Item 2.	Identity and Background
     (a)-(c) and (f) This Schedule 13D is being filed by Jacobs Private Equity, LLC, a Delaware limited liability company (“JPE”), and Bradley S. Jacobs (together with JPE, the “Reporting Parties”), an individual citizen of the United States.
     The address of the principal place of business and the principal office of the Reporting Parties is 350 Round Hill Road, Greenwich, CT 06831. JPE is an investment vehicle formed to make equity investments in companies. Mr. Jacobs is the Managing Member of JPE and, effective as of September 2, 2011, the Chief Executive Officer, the Chairman of the Board of Directors (the “Board”) and a director of the Company.
     (d) and (e) During the last five years, the Reporting Parties (1) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and (2) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration
     Upon the closing of the Equity Investment (as defined below), the Company issued to JPE, for $67,500,000 in cash, (i) 67,500 shares of Preferred Stock, which are initially convertible into an aggregate of 9,642,857 Shares, and (ii) 9,642,857 Warrants initially exercisable for an aggregate of 9,642,857 Shares at an exercise price of $7.00 per share. JPE used the personal funds of Mr. Jacobs (including funds from estate planning trusts established by Mr. Jacobs) to fund the purchase price for these shares of Preferred Stock and Warrants.

Item 4.	Purpose of Transaction
     The purpose of the acquisition of the Preferred Stock and the Warrants is to acquire a controlling interest in the Company and, in connection therewith, to use the Company as a platform for growth in its businesses through organic expansion and strategic acquisitions.
The Investment Agreement
     On June 13, 2011, the Company entered into an Investment Agreement (the “Investment Agreement”) with JPE and the other investors party thereto (including by joinders thereto) (collectively with JPE, the

“Investors”), providing for an aggregate investment by the Investors of up to $150 million in cash in the Company, including amounts payable upon exercise of the warrants described below (collectively, the “Equity Investment”). On September 2, 2011, upon the closing of the Equity Investment, the Company issued to the Investors, for $75,000,000 in cash, (i) an aggregate of 75,000 shares of Series A Convertible Perpetual Preferred Stock of the Company (the “Preferred Stock”) and (ii) 10,714,286 warrants to purchase 10,714,286 Shares (the “Warrants”).
     The Preferred Stock has an initial liquidation preference of $1,000 per share, for an aggregate initial liquidation preference of $75,000,000. The Preferred Stock is convertible at any time, in whole or in part and from time to time, at the option of the holder thereof into a number of Shares equal to the then-applicable liquidation preference divided by the conversion price, which is initially $7.00 per Share (subject to customary anti-dilution adjustments), for an effective initial aggregate conversion rate of 10,714,286 Shares. The Preferred Stock pays quarterly cash dividends equal to the greater of (i) the “as-converted” dividends on the underlying Shares for the relevant quarter and (ii) 4% of the then-applicable liquidation preference per annum. Accrued and unpaid dividends for any quarter will accrete to liquidation preference for all purposes. The Preferred Stock votes together with the Shares on an “as-converted” basis on all matters, except as otherwise required by law, and separately with respect to certain matters implicating the rights of holders of shares of Preferred Stock.
     Each Warrant is initially exercisable at any time and from time to time from the closing date until September 2, 2021, at the option of the holder thereof, into one Share at an initial exercise price of $7.00 in cash per Share (subject to customary anti-dilution adjustments). The initial aggregate number of Shares subject to Warrants is 10,714,286 Shares.
     Upon closing of the Equity Investment, JPE became the controlling stockholder of the Company. In connection with the closing of the Equity Investment, Bradley S. Jacobs, the Managing Member of JPE, was elected as the Chairman of the Board of the Company on September 2, 2011. Mr. Jacobs also was appointed Chief Executive Officer of the Company at that time.
     Immediately following the closing of the Equity Investment, the Board was reconstituted such that: (i) the number of seats on the Board was increased from seven to eight, and all pre-closing directors of the Company, other than Mr. James Martell, resigned effective as of immediately prior to the closing; (ii) six of the vacancies on the Board were filled by designees of JPE (including Mr. Jacobs), and the remaining vacancy will be filled by a designee of JPE at a later date; (iii) each standing committee of the Board was reconstituted in a manner reasonably acceptable to JPE and (iv) Mr. Jacobs became the Chairman of the Board. Additionally, JPE is entitled to nominate for election to the Board in connection with each meeting of stockholders at which directors are to be elected (i) a majority of the directors on the Board, for so long as JPE controls at least 33% of the total voting power of the capital stock of the Company on a fully-diluted basis or (ii) 25% of the directors on the Board, for so long as JPE controls at least 20% (but less than 33%) of the total voting power of the capital stock of the Company on a fully-diluted basis.
     In connection with the foregoing, the Amended and Restated Certificate of Incorporation of the Company was amended to, among other things, provide that any vacancy on the Board of the Company will be filled by the remaining directors or director.
The Voting Agreements
     Concurrently with the execution of the Investment Agreement, each of Michael Welch, an officer and a former director of the Company, and Daniel Para, an officer and a former director of the Company, entered into

Voting Agreements with JPE, pursuant to which they agreed, in their capacities as stockholders of the Company and subject to the terms of such agreements, to, among other things, vote their Shares in favor of the Equity Investment and related approvals, and granted JPE an irrevocable proxy in respect of their Shares in connection therewith.
     The Voting Agreements were each terminated by the mutual consent of the parties thereto following the approval of the Equity Investment and the other transactions contemplated by the Investment Agreement at the special meeting of stockholders of the Company on September 1, 2011.
     The foregoing descriptions of the Investment Agreement and the Voting Agreements do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are included as exhibits hereto and are incorporated herein by reference.
     Except as set forth in this Item 4, neither JPE nor Mr. Jacobs has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although JPE and Mr. Jacobs reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer
     (a)-(b) JPE owns 67,500 shares of Preferred Stock initially convertible into 9,642,857 Shares, and 9,642,857 Warrants initially exercisable for 9,642,857 Shares. Therefore, JPE, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”), beneficially owns 19,285,714 Shares and Mr. Jacobs, for the purposes of Rule 13d-3 promulgated under the Exchange Act, indirectly beneficially owns 19,285,714 Shares. This number of Shares represents, for the purposes of Rule 13d-3, approximately 70.0% of the outstanding shares of voting stock of the Company based on 33,011,561 Shares outstanding as of August 15, 2011, as reported by the Company in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011, and as adjusted for a 4-for-1 reverse stock split on September 2, 2011, resulting in a total of 8,252,890 outstanding Shares.
     JPE has the sole power to vote or to direct the vote, and the sole power to dispose or to direct the disposition of, the Preferred Stock and Warrants (and the Shares issuable upon conversion or exercise thereof) described in the foregoing paragraph.
     (c) Except for the purchase of the shares of Preferred Stock and the Warrants described above and the termination of the Voting Agreements, neither Reporting Party has effected any transaction in the Shares since the date of the Reporting Parties’ most recent filing on Schedule 13D.
     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Shares beneficially owned by the Reporting Persons.
     (e) Pursuant to the Voting Agreements, JPE may have been deemed for the purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own 4,476,690 Shares and Mr. Jacobs may have been deemed for the purpose of Rule 13d-3 promulgated under the Exchange Act to indirectly beneficially own 4,476,690 Shares. That number represented, for the purposes of Rule 13d-3, approximately 13.6% of the outstanding shares of voting stock of the Company as of June 13, 2011. However, the Reporting Parties disclaimed any beneficial ownership of such Shares (and nothing herein shall be deemed to be an admission by the Reporting Parties as to the beneficial ownership of such Shares pursuant to the Voting Agreements). However, upon termination of the Voting Agreements on September 1, 2011 and prior to the closing of the Equity Investment on September 2, 2011, if JPE had previously been deemed to hold such beneficial ownership and Mr. Jacobs to hold such indirect beneficial ownership, then each would have ceased to beneficially own any Shares during such period.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     At the closing of the Equity Investment, JPE became party to the Registration Rights Agreement dated as of September 2, 2011 (the “Registration Rights Agreement”), by and among JPE, the other holders of registrable securities and designated secured lenders from time to time party thereto and the Company. The summary of the material terms of the Registration Rights Agreement below is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is included as Exhibit 99.4 to this Schedule 13D and incorporated by reference herein.
     The Registration Rights Agreement provides the holders of registrable securities thereunder with certain rights to cause the Company to register the sale of shares of Preferred Stock, Warrants and Shares issued or issuable upon conversion of the Preferred Stock or upon exercise of the Warrants.
     In addition, following consummation of the Equity Investment, in order to reinforce JPE’s long-term commitment to the Company and its stockholders, JPE, acting unilaterally and voluntarily, committed to the Company that, during the period ending one year from the closing, it will not sell or otherwise transfer any of the Preferred Stock or Warrants or the Shares issuable upon conversion or exercise thereof, other than transfers to affiliates who also make such commitment, or as security for financial planning purposes and charitable contributions.
     Other than as described in Items 3, 4 and 5 and this Item 6, to the knowledge of the Reporting Parties, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material To Be Filed as Exhibits

Exhibit No.	Exhibit Description
99.1
Investment Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC, each of the other investors party thereto and Express-1 Expedited Solutions, Inc. (incorporated by reference to Exhibit 2.1 to Express-1 Expedited Solutions, Inc.’s Current Report on Form 8-K filed June 14, 2011).

99.2
Voting Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC and Daniel Para (incorporated by reference to Exhibit 2.2 to the Company’s Current Report on Form 8-K filed June 14, 2011).

99.3
Voting Agreement, dated as of June 13, 2011, by and among Jacobs Private Equity, LLC and Michael Welch (incorporated by reference to Exhibit 2.3 to the Company’s Current Report on Form 8-K filed June 14, 2011).

99.4	Registration Rights Agreement, dated as of September 2, 2011, by and among Jacobs Private Equity, LLC, each of the other holders and designated secured lenders party thereto and XPO Logistics, Inc.
99.5	Letter, dated September 2, 2011, from Jacobs Private Equity, LLC to XPO Logistics, Inc.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: September 2, 2011

JACOBS PRIVATE EQUITY, LLC,
by	/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs
	Title:	Managing Member

/s/ Bradley S. Jacobs
	Name:	Bradley S. Jacobs